Exhibit (a)(5)(B)

News Release

Virtus Investment Partners Announces Preliminary Results of Tender Offer

HARTFORD, CT, June 9, 2016 – Virtus Investment Partners, Inc. (NASDAQ: VRTS), which operates a multi-manager asset management business, today announced the preliminary results of its “modified Dutch Auction” tender offer that expired at 5:00 p.m., New York City time, on June 8, 2016.

Based on the preliminary count by the depositary for the tender offer, a total of 599,163 shares of the company’s common stock were properly tendered and not withdrawn at or below a price of $82.50 per share, including 140,343 shares that were tendered through notice of guaranteed delivery. In accordance with the terms and conditions of the tender offer, and based on the preliminary count by the depositary, the company expects to accept for payment, at $82.50 per share, all shares tendered for a total purchase price of approximately $49.4 million, excluding fees and expenses related to the tender offer. The shares expected to be repurchased represent approximately 7.3 percent of the company’s common stock outstanding as of May 6, 2016.

The tender offer was made pursuant to the company’s Offer to Purchase dated May 10, 2016 in which the company offered to purchase up to $75.0 million of its common stock at a price per share no less than $73.00 and no greater than $82.50. While the preliminary results indicate there were not sufficient tendered shares to fulfill the $75.0 million tender, the company maintains its commitment to utilizing the full amount as part of its capital return program.

The number of shares expected to be purchased in the tender offer and the purchase price per share referred to above are preliminary and subject to change. The preliminary information contained in this press release is subject to confirmation by the depositary and is based on the assumption that all shares tendered through notice of guaranteed delivery will be delivered within the three trading day settlement period. The final number of shares to be purchased in the tender offer and the final purchase price per share will be announced following the expiration of the guaranteed delivery period and the completion by the depositary of the confirmation process. Payment for the shares accepted for purchase pursuant to the tender offer will occur promptly thereafter. Payment for shares will be made in cash, without interest.

BofA Merrill Lynch served as dealer manager; D.F. King & Co., Inc. served as information agent; and Broadridge Corporate Issuer Solutions, Inc. served as the depositary for the tender offer. Shareholders and investors who have questions or need assistance may call D.F. King at (800) 884-5882.

About Virtus Investment Partners, Inc.

Virtus Investment Partners, Inc. | 100 Pearl Street | Hartford, CT 06103 | www.virtus.com

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Virtus Investment Partners (NASDAQ: VRTS) is a distinctive partnership of boutique investment managers singularly committed to the long-term success of individual and institutional investors. The company provides investment management products and services through its affiliated managers and select subadvisers, each with a distinct investment style, autonomous investment process and individual brand. Virtus Investment Partners offers access to a variety of investment styles across multiple disciplines to meet a wide array of investor needs. Its affiliated managers include Duff & Phelps Investment Management, Euclid Advisors, Kayne Anderson Rudnick Investment Management, Kleinwort Benson Investors International, Newfleet Asset Management, Rampart Investment Management, and Zweig Advisers. Additional information can be found at virtus.com.

Forward-Looking Information

This press release contains statements that are, or may be considered to be, forward-looking statements. All statements that are not historical facts, including statements about our beliefs or expectations, are “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements may be identified by such forward-looking terminology as “expect,” “estimate,” “plan,” “intend,” “believe,” “anticipate,” “may,” “will,” “should,” “could,” “continue,” “project,” or similar statements or variations of such terms.

Our forward-looking statements are based on a series of expectations, assumptions and projections about our company, are not guarantees of future results or performance, and involve substantial risks and uncertainty, including assumptions and projections concerning our assets under management, cash inflows and outflows, operating cash flows, our ability to expand distribution and product offerings, and future credit facilities, for all forward periods. All of our forward-looking statements are as of the date of this release only. The company can give no assurance that such expectations or forward-looking statements will prove to be correct. Actual results may differ materially.

Our business and our forward-looking statements involve substantial known and unknown risks and uncertainties, including those discussed under “Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2015 Annual Report on Form 10-K, as well as the following risks and uncertainties: (a) any reduction in our assets under management; (b) the withdrawal, renegotiation or termination of investment advisory agreements; (c) damage to our reputation; (d) failure to comply with investment guidelines or other contractual requirements; (e) the inability to attract and retain key personnel; (f) the competition we face in our business; (g) adverse regulatory and legal developments; (h) unfavorable changes in tax laws or limitations; (i) adverse developments, or changes in our relationships with, unaffiliated subadvisers; (j) changes in key distribution relationships; (k) interruptions in service or failure to provide service by third-party service providers; (l) volatility associated with our common stock; (m) civil litigation and government investigations or proceedings; (n) the risk of capital loss associated with our investments; (o) the

Virtus Investment Partners, Inc. | 100 Pearl Street | Hartford, CT 06103 | www.virtus.com

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inability to make quarterly distributions; (p) the lack of availability of required and necessary capital on satisfactory terms; (q) liabilities and losses not covered by insurance; (r) strategic transactions; (s) the completion of the tender offer, and other risks and uncertainties described in our 2015 Annual Report on Form 10-K or in any of our filings with the SEC.

Certain other factors which may impact our continuing operations, prospects, financial results and liquidity or which may cause actual results to differ from such forward-looking statements are discussed or included in the company’s periodic reports filed with the SEC and are available on our website at www.virtus.com under “Investor Relations.” You are urged to carefully consider all such factors.

The company does not undertake or plan to update or revise any such forward-looking statements to reflect actual results, changes in plans, assumptions, estimates or projections, or other circumstances occurring after the date of this release, even if such results, changes or circumstances make it clear that any forward-looking information will not be realized. If there are any future public statements or disclosures by us which modify or impact any of the forward-looking statements contained in or accompanying this release, such statements or disclosures will be deemed to modify or supersede such statements in this release.

Contacts

Jeanne Hess, Investor Relations	Joe Fazzino, Media Relations
(860) 263-4730	(860) 263-4725

jeanne.hess@virtus.com	joe.fazzino@virtus.com

Virtus Investment Partners, Inc. | 100 Pearl Street | Hartford, CT 06103 | www.virtus.com